Steven R. London
direct dial: +1 617.204.5107
direct fax: +1 617.204.5150
londons@pepperlaw.com

August 21, 2008

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, NE Washington, D.C. 20549-6010 Attn: Mr. Russell Mancuso

Re:	Pressure BioSciences, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 19, 2008
File No. 000-21615

Dear Mr. Mancuso:

On behalf of Pressure BioSciences, Inc. (the “Company”), the following responds to oral comments by the staff of the Securities and Exchange Commission (the “Commission”), relating to the Company’s response to the following comment set forth in the staff’s comment letter dated August 20, 2008.

1.
Your response to prior comment 3 implies that you believe there may be circumstances before the shareholder vote on the proposal in which you would enter into a plan, arrangement or contract to offer the securities subject to the proposal without distributing revised proxy materials and resoliciting proxies. Please provide us the authority on which you rely to support your belief.

Company Response:

The Company will revise the last sentence of the third paragraph on page 22 as follows:

"If any material plans, arrangements or contracts regarding securities issuances subject to this proposal arise after the date of this proxy statement and prior to the actual vote on this proposal, the Company will notify its stockholders and distribute revised proxy solicitation materials. These materials will include a new proxy card, if necessary."

In connection with the response to the Staff’s comments, attached is a letter from the Company with respect to the required acknowledgements.

Securities and Exchange Commission
August 21, 2008

We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to my attention at 617.204.5107.

Very truly yours,

/s/ Steven R. London

Steven R. London

cc:	Geoffrey Kruczek, Esq. Richard T. Schumacher, President and Chief Executive Officer, Pressure BioSciences, Inc. Edward H. Myles, Chief Financial Officer, Pressure BioSciences, Inc.